SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE TO
(Rule 14d-100)
TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
PPG INDUSTRIES, INC.
(Name of Subject Company (issuer) and Filing Person (offeror))
Class A Common Stock, par value $1.66 2/3 per share
(Title of Class of Securities)
69350610
(CUSIP Number of Class of Securities)
Glenn E. Bost II
Senior Vice President and General Counsel
PPG Industries, Inc.
One PPG Place
Pittsburgh, Pennsylvania
(412) 434-3131
(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)
Copies to:

Steven A. Rosenblum, Esq.	Mark L. Hanson, Esq.
Wachtell, Lipton, Rosen & Katz	Jones Day
51 West 52nd Street	1420 Peachtree Street, N.E.
New York, New York 10019	Suite 800
(212) 403-1000	Atlanta, Georgia 30309
(404) 521-3939
CALCULATION OF FILING FEE

Transaction Valuation	Amount of Fling Fee
Not Applicable*	Not Applicable*
* A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.

☐
Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: N/A	Filing Party: N/A

Form or Registration No.: N/A	Date Filed: N/A
☒     Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
Check the appropriate boxes below to designate any transactions to which the statement relates:
☐ third-party tender offer subject to Rule 14d-1.
☒ issuer tender offer subject to Rule 13e-4.
☐ going-private transaction subject to Rule 13e-3.
☐ amendment to Schedule 13D under Rule 13d-2.
Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This filing relates solely to preliminary communications made before the commencement of a planned exchange offer by PPG Industries, Inc. (“PPG”) pursuant to which PPG is offering to exchange all shares of common stock of Eagle Spinco Inc. (“Splitco common stock”) which are owned by PPG for shares of common stock of PPG (“PPG common stock”) that are validly tendered and not properly withdrawn. Eagle Spinco Inc. (“Splitco”), a wholly owned subsidiary of PPG, was formed to hold the assets and liabilities related to PPG's chlor-alkali and derivatives business, including certain subsidiaries of PPG. Immediately following the consummation of the exchange offer, Grizzly Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”), which is a wholly-owned subsidiary of Georgia Gulf Corporation (“Georgia Gulf”), will merge (the “Merger”) with and into Splitco, whereby the separate corporate existence of Merger Sub will cease and Splitco will continue as the surviving company and a wholly-owned subsidiary of Georgia Gulf.

The exchange offer described in this communication has not yet commenced, and this communication is neither an offer to purchase nor a solicitation of an offer to sell any shares of the common stock of PPG, Georgia Gulf, Splito or any other securities. In connection with the exchange offer, Splitco will file under the Securities Act of 1933, as amended (the “Securities Act”), a registration statement on Form S-4 and Form S-1 (the “Registration Statement”) to register the shares of Splitco common stock offered in exchange for shares of PPG common stock tendered in the exchange offer and to be distributed in any pro rata dividend to the extent that the Exchange Offer is not fully subscribed. Georgia Gulf will file under the Securities Act a registration statement on Form S-4 to register the shares of Georgia Gulf common stock for which shares of Splitco common stock will be exchanged in the Merger. On the commencement date of the exchange offer, PPG will file a tender offer statement on Schedule TO, including a prospectus, a letter of transmittal and related documents, with the Securities and Exchange Commission (the “SEC”). The offer to purchase shares of common stock of PPG will only be made pursuant to the prospectus, the letter of transmittal and related documents filed with such Schedule TO. Investors and security holders are urged to read the prospectus (including an offer to purchase, a related letter of transmittal and the other offer documents), as it may be amended from time to time, when it becomes available because it will contain important information that should be read carefully before making any decision with respect to the exchange offer. Investors and security holders may obtain a free copy of these documents (when available) and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the information agent for the exchange offer as described in the prospectus. In addition, the Registration Statement, tender offer statement and related documentation will be made available by PPG and may be obtained by directing such requests to PPG Industries, Inc., One PPG Place, Pittsburgh, PA 15272, Attention: Investor Relations.

Item 12. Exhibits

99.1    Press release of PPG Industries, Inc. dated December 21, 2012

Exhibit Index

Exhibit	Description

99.1	Press release of PPG Industries, Inc. dated December 21, 2012